UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Delisting of Company Securities

As previously disclosed, on August 11, 2026, FAST TRACK GROUP (the “Company”) received a Staff Determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market. The Company subsequently appealed the Staff’s determination to a Nasdaq Hearings Panel (the “Panel”).

On September 15, 2026, the Company withdrew its appeal of the Staff’s determination. As a result, the hearing before the Panel, which had been scheduled for September 17, 2026, was cancelled. The Company’s Class A ordinary shares have been suspended from trading on Nasdaq since August 18, 2026, and are currently quoted on the OTC Markets under the symbol “FTRKD.”

On September 17, 2026, Nasdaq announced that it will file a Form 25-NSE with the Securities and Exchange Commission (the “Commission”) to complete the delisting of the Company’s Class A ordinary shares from Nasdaq. The delisting will become effective ten days after the Form 25-NSE is filed.

On September 23, 2026, the Company issued a press release regarding the foregoing, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

Exhibit 99.1 attached hereto contains forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the expected delisting of the Company’s securities from Nasdaq and the timing thereof. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations and assumptions and are subject to risks and uncertainties that may change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events or results to differ materially from the forward-looking statements include those risks and uncertainties discussed in the Company’s filings with the Commission, which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to place undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Statements and Exhibits

The following exhibit is being filed herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release dated September 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 23, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director